SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

LEADING BRANDS, INC.

(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[ X ]	Form 40-F	[	]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	[ ]	No	[ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date	August 31, 2006	By	Marilyn Kerzner___________________
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

FOR IMMEDIATE RELEASE

Contact:
Leading Brands, Inc.
Tel: 866 685-5200
Email: info@Lbix.com

Leading Brands, Inc. to Present at
Merriman Curhan Ford & Co.’s Investor Summit 2006
on September 20, 2006

Vancouver, B.C. Canada, August 31, 2006, - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces that its Chairman and CEO, Ralph McRae, will present at the third-annual Merriman Curhan Ford & Co. Investor Summit on September 20, 2006 at 9:00 am. This event will be held at the Mark Hopkins InterContinental Hotel in San Francisco.

More information about the conference can be found at www.merrimanco.com

Also, due to popular demand, there will be a Leading Brands newsletter on September 1, 2006, available on the company’s website at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drink, NITRO™ Energy Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™

©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com